ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433(f)
Registration No. 333-181928
July 29, 2013
GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.
Griffin-American Healthcare REIT II, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, Griffin Capital Securities, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.
On July 29, 2013, REIT.com published an article concerning the Company, the full text of which is reproduced below. The potential acquisition referenced in the article is subject to receipt of regulatory approvals and other customary closing conditions, and there can be no assurance that the acquisition will close or, if it does, when the closing will occur.

REIT.com
July 29, 2013
Griffin-American Healthcare REIT II Plans to Enter International Market
By Carisa Chappell

The demand for more senior care in the United Kingdom coupled with a goal to broaden its geographic diversification has led one REIT to enter into an agreement to make its first international acquisition. Griffin-American Healthcare REIT II plans to acquire a 44-facility senior housing portfolio in the United Kingdom for £298.5 million, or approximately $447.8 million.

Griffin-American announced in mid-July that it has entered into an agreement with Myriad Healthcare Limited, which owns elder care homes in the United Kingdom, to acquire its senior housing portfolio. Griffin-American was launched in 2009 and has assets in 28 states. The U.K. portfolio acquisition is expected to close in the third quarter of 2013.

Jeff Hanson, chairman and CEO of Griffin-American, said the acquisition fits into the company's plan to expand its footprint. The transaction will add 2,163 beds and approximately 962,000 square feet to the California-based company's portfolio.

“We've stated from the beginning that we wanted to be one of the larger and better diversified health care companies in the country, not only by way of geography but by way of the product type that we acquire,” he said. “In the case of this portfolio, it represents a better risk adjusted opportunity than is available for comparable assisted living portfolios in the U.S.”

He believes that the United Kingdom is about three years behind the U.S. market in terms of its liquidity challenges and the publicly traded real estate market is about ten years behind publicly traded REIT markets in the U.S.

The portfolio is comprised of core assets with the bulk of the portfolio located in England's South East region, according to Hanson.

“The demand for senior housing in the U.K. is strong and it's certainly an attractive market. In particular these are high quality facilities in core regions that are 90 percent occupied,” he said. “Upon closing, our portfolio will exceed $2.0 billion, based on aggregate purchase price.”

Additionally, he said one of the benefits of the U.K. transaction is that approximately 53 percent of the portfolio's revenue at the end of 2012 came from private-pay residents who pay out of pocket, the second highest private pay percentage among U.K. operators, limiting the company's exposure to government reimbursement issues. Hanson said that this percentage is significantly higher than the United Kingdom's national average of 32 percent private pay.

“The primary difference in the senior housing market in the United Kingdom and in the United States is the method of reimbursement. The U.S. is primarily private pay but by law the United Kingdom government is required to reimburse for residents who can't afford it,” Hanson said.

He said senior housing residents in the United Kingdom have the option to pay privately (over and above government reimbursement) for better amenities including a larger room and higher level of service.

“In the U.S., skilled nursing is almost all Medicare and Medicaid reimbursement and residents don't have the option to 'top off' with private pay contributions to supplement government reimbursement for enhanced amenities,” said Hanson.

An increased older population is driving the need for more senior care facilities in the U.K.

“As in the United States, the population of the United Kingdom is rapidly aging, creating greater demand for senior care,” said Hanson. “We are pleased to partner with one of the U.K.'s premier operators in the field and to further expand our portfolio in this attractive sector and market.”

While Hanson said the company has no particular mandate as far as further international expansion, it's keeping an eye on markets like the United Kingdom which he believes has a strong health care delivery and reimbursement system.

“We will continue to review opportunities and make acquisitions on a case-by-case basis,” he said. “Our ultimate goal is to enhance the portfolio by striving to be one of the best diversified health care REITs while focusing on superior risk adjusted returns.”